UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

Bogotá, November 10, 2014

VENEZUELAN GOVERNMENT LIFTS SUSPENSION

Avianca Holdings S.A. wishes to inform that the Venezuelan Government lifted the suspension of sales of tickets at the Maiquetía International Airport.

The decision was made after a hearing with the Venezuelan Aeronautical Authorities, at which Avianca clarified its compliance with all requirements set by the Venezuelan Government with respect to publication of ticket fares. Following such clarification, the Venezuelan Authorities cleared the way for the sale of tickets at this terminal.

About Avianca Holdings S.A. Avianca Holdings S.A (NYSE: AVH, BVC: PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A. incorporated in Colombia, Aerolíneas Galápagos S.A. Aerogal, incorporated in Ecuador, and the companies that make up the TACA Group: TACA Internacional Airlines S.A, incorporated in El Salvador, Líneas Aéreas Costarricenses S.A, LACSA, incorporated in Costa Rica, Transamerican Airlines S.A. TACA Peru, incorporated in Peru, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A, incoporated in Nicaragua and Isleña de Inversiones S.A. de C.V. ISLEÑA, incorporated in Honduras.

Investor Relations Officer

Andres Felipe Ruiz

+571 587 77 00 Ext. 2474

andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs